UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42989

SMJ International Holdings Inc.

31 Jurong Port Road #02-20

Jurong Logistics Hub

Singapore 619115

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Departure of Director and Chief Financial Officer

On September 29, 2026, Ms. Lee Lay Choo tendered her resignation as an executive director of the Board of Directors (the “Board”) of SMJ International Holdings Inc. (the “Company”). On the same date, Ms. Low Yeen Mei Sherina resigned as Chief Financial Officer (“CFO”) of the Company, effective immediately.

Neither resignation resulted from any disagreement with the Company, the Board, management, or any matter relating to the Company’s operations, policies, or practices.

Appointment of Executive Director and Chief Financial Officer

Appointment of AiLian Li as Executive Director and Chief Financial Officer, effective October 1, 2026

On September 30, 2026, the Board appointed Ms. Li as Executive Director and Chief Financial Officer of the Company effective October 1, 2026. Pursuant to the Employment Agreement dated October 1, 2026, Ms. Li will serve as an executive director until her successor is duly elected or appointed and qualified, or until her earlier death, disqualification, resignation, or removal. Ms. Li is entitled to receive a base salary of US$2,000 per month, payable by the Company or any of its subsidiaries. Ms. Li is eligible to participate in long-term compensation arrangements as may be authorized by the Board, including any share incentive plan adopted by the Company, subject to the terms and provisions of such plan and the execution of any required award agreements. Ms. Li is also entitled to participate in employee benefit plans and arrangements made available by the Company to similarly situated executives, including retirement plans, medical insurance, and travel/holiday policies. The Company will reimburse Ms. Li for reasonable documented business-related expenses and will maintain directors and officers liability insurance covering Ms. Li. Ms. Li’s employment may be terminated by the Company without Cause upon three (3) months’ advance written notice, or by Ms. Li upon three (3) months’ advance written notice or payment of three (3) months’ remuneration in lieu of notice. The Company also entered into an indemnification agreement with Ms. Li, as further described below.

The foregoing summary of the Employment Agreement is qualified in its entirety by reference to the full text filed as Exhibit 99.1 hereto.

There are no family relationships between Ms. Li and any director or executive officer of the Company required to be disclosed pursuant to Item 401(d) of Regulation S-K. There are no arrangements or understandings between Ms. Li and any other person pursuant to which Ms. Li was selected as a director or officer of the Company required to be disclosed pursuant to Item 401(a) of Regulation S-K. Ms. Li has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Ms. Li does not currently serve on any committees of the Board.

Ms. Li’s background and experience are as follows:

Ms. Ailian Li, age 62, serves as Executive Director and Chief Financial Officer, overseeing financial operations including general ledger accounting, budgeting, year-end closing, and audit preparation. Ms. Li has more than 30 years of experience in financial management, internal audit, and compliance supervision across government administrative departments, disciplinary and anti-fraud agencies, and public educational institutions.

Prior to joining the Company in 2026, Ms. Li held financial management and internal audit positions in Tianjin Government Administrative Department from 1992 to 2026. Her responsibilities included budget execution, treasury payment processes, government procurement, fixed asset management, and financial documentation. Ms. Li led accounting standardization initiatives, internal control framework development, and financial rectification projects, revising more than 10 financial and internal control policies. She also drove financial system modernization from manual bookkeeping to computerized accounting and integrated digital platforms. From 2001 to 2024, Ms. Li served as a Government-Appointed Expert Auditor, conducting annual audits, special fund inspections, executive departure audits, and internal control assessments for enterprises, public institutions, and educational organizations. Ms. Li obtained her Senior Professional Accounting Qualification in China in 2014 and holds a Bachelor’s degree in Accounting from Renmin University of China (1992).

Indemnification Agreement with the Director and Officer

As noted above, the Company entered into an indemnification agreement with Ms. Li. Pursuant to the indemnification agreement, the Company has agreed to indemnify Ms. Li to the fullest extent permitted by law against certain liabilities and expenses incurred as a result of actions brought against her in her capacity as a director or executive officer. The Company also agreed to advance expenses in connection with such proceedings, subject to customary conditions, including a written undertaking to repay any amount advanced if it is ultimately determined that Ms. Li is not entitled to indemnification. The indemnification agreement survives Ms. Li’s period of service and includes protections in the event of a change in control.

The foregoing summary of the Indemnification Agreement is qualified in its entirety by reference to the full text filed as Exhibit 99.2 hereto.

Exhibits

Exhibit No.	Description
99.1	Employment Agreement by and between the Company and AiLian Li dated October 1, 2026
99.2	Indemnification Agreement by and between the Company and AiLian Li dated October 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2026

SMJ International Holdings Inc.

By:	/s/ Rena Ho
Name:	Rena Ho
Title:	Chief Executive Officer

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